UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15D-16

of the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-32702

Almaden Minerals Ltd.

(Translation of registrant's name into English)

Suite 210 – 1333 Johnston St., Vancouver, B.C. Canada V6H 3R9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐

No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 to this Form 6-K are hereby incorporated by reference as an exhibit to the Registrant Statement on Form F-10 of Almaden Minerals Ltd. (File No 333-252171)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Almaden Minerals Ltd.
Dated: July 12, 2022
	By:	/s/Duane Poliquin Duane Poliquin Chairman

Exhibit Index

Exhibit	Description of Exhibit

99.1	Consent of G. H. Giroux
99.2	Consent of Jesse J. Aarsen, P.Eng.
99.3	Consent of Kristopher J. Raffle, P.Geo.
99.4	Consent of Edward C. Wellman, P.E.
99.5	Consent of R. Breese Burnley, P.E.
99.6	Consent of R. Breese Burnley
99.7	Consent of Tracey D. Meintjes, P.Eng.